Regal Rexnord Corporation 111 W. Michigan St Milwaukee, WI 53203	www.regalrexnord.com

February 9, 2024 Via EDGAR

Division of Corporation Finance Office of Manufacturing Attn: Len Jui and Claire Erlanger Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3561
Re:    Regal Rexnord Corporation
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 24, 2023
Form 8-K filed September 8, 2023
Form 8-K filed November 2, 2023
File No. 001-07283
Dear Mr. Len Jui and Ms. Claire Erlanger:
Set forth below are the responses of Regal Rexnord Corporation, a Wisconsin corporation (the “Company” or “Regal Rexnord”), to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in the Staff’s letter, dated January 31, 2024 (the “Comment Letter”), with respect to the above-referenced filings. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).
Response Letter dated December 21, 2023
Form 8-K furnished September 8, 2023
Exhibit 99.1, page 1
1.We note your response to our prior comment 3, however we continue to object to the presentation of this pro forma segment information on a standalone basis. In this regard, we note that the pro forma measures are presented without disclosure of the comparable GAAP measures, are presented by segment, and also do not include disclosure of the nature and amount of the adjustments that were made to calculate the pro forma measures. Additionally, we note that the pro forma measures you present differ, or are in addition to those included in your ASC 805 disclosures in your 2023 Form 10-Qs, and

Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
February 9, 2024

therefore would not appear to be appropriate to present for historical quarterly periods. Please revise future filings to exclude this type of pro forma disclosure.

As discussed on a call with the Staff on February 5, 2024, the Company has presented in Exhibit 99.2, Earnings Presentation, of the Form 8-K furnished on February 8, 2024 (1) Pro Forma Adjusted EBITDA by segment for the three months ended December 31, 2022, and (2) a reconciliation of GAAP Income from Operations to Pro Forma GAAP Income from Operations by segment for the three months ended December 31, 2022. The Company confirms that in future filings it will exclude Pro Forma Adjusted EBITDA by segment, while it may continue to present pro forma revenues in this context.
Response Letter dated December 21, 2023
Form 8-K furnished November 2, 2023
Exhibit 99.1 Earnings Release, page 12
2.We note your response to our prior comment 4. Please revise future filings to include disclosure of how the pro forma net loss amount was calculated or determined.
The Company confirms that it will revise future filings to include disclosure of how the Pro Forma Net Income (Loss) amount was calculated. The Company added a reconciliation of GAAP Net Loss to Pro Forma Net Loss for the year ended December 31, 2023, and a reconciliation of GAAP Net Income to Pro Forma Net Income for the three months and the year ended December 31, 2022, in Exhibit 99.1, Earnings Release, of the Form 8-K furnished on February 8, 2024.
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Additionally, the Company acknowledges that it and its management are responsible for the accuracy and adequacy of its disclosures in the Form 10-K and Forms 8-K, notwithstanding any review, comments, actions or absence of action by the Staff.
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If the Staff has any questions with respect to the foregoing, please contact the undersigned at (608) 322-7616.
Very truly yours,
REGAL REXNORD CORPORATION

/s/ ROBERT J. REHARD

Robert J. Rehard
Executive Vice President and Chief Financial Officer

cc:    Louis V. Pinkham
Thomas E. Valentyn

Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
February 9, 2024

Alexander P. Scarpelli
Regal Rexnord Corporation

Jessica S. Lochmann
Foley & Lardner LLP

Sean Conroy
Deloitte & Touche LLP